Exhibit 99.1

ESSA PHARMA ANNOUNCES FILING OF PRELIMINARY SHELF PROSPECTUS AND REGISTRATION STATEMENT

Vancouver, Canada, and Houston, Texas, December 15, 2015 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI, NASDAQ: EPIX) today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in British Columbia, Alberta and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to Canadian and U.S. securities regulatory requirements, provide for the potential offering from time to time over a 25-month period in Canada and the United States, of up to an aggregate of US$100 million of ESSA’s common shares (the “Common Shares”), warrants to purchase Common Shares (“Warrants”), units comprising Common Shares and Warrants (“Units”), subscription receipts exercisable for Common Shares, Warrants or Units and debt securities.

This shelf prospectus is intended to give ESSA the flexibility to take advantage of financing opportunities when market conditions are favorable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold in the United States, nor may offers to buy in the United States be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from ESSA by submitting a request to ESSA at 720-999 West Broadway Street, Vancouver, British Columbia, Canada, V5Z 1K5, and is also available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA Pharma is a development-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009 and is headquartered in Vancouver, British Columbia, Canada.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian Securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include statements relating to the base shelf prospectus being cleared by Canadian securities regulatory authorities and the registration statement being made effective with the SEC, ESSA’s intention to take advantage of financing opportunities when market conditions are favourable and the implementation of the Company’s business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which we operate, not receiving the regulatory approvals required, including further approvals we will seek from securities regulatory authorities or the SEC (on the timelines requested or at all), that the prevailing market price of our securities may make a prospectus offering in respect of such securities unattractive to ESSA as well as those factors discussed in or referred to under the heading “Risk Factors” in ESSA’s Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.